Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: SJW Group

Commission File No.: 1-08966

Subject Company: Connecticut Water Service, Inc.

Commission File No.: 0-08084

SJW Group

Second quarter 2018 Financial Results Conference Call, July 26, 2018

Transcript

Operator:

Good day, ladies and gentlemen, and welcome to the second quarter 2018 earnings conference call. At this time, all participants are in a listen only mode. Operator will connect the question and answer session, and instructions will follow at that time. If anyone should require operator assistance during the call, please press star zero on your touchtone telephone. As a reminder, this call may be recorded. I would now like the introduce your host for today’s conference, Ms. Suzy Papazian, General Counsel. You may begin.

Suzy Papazian:

Thank you, operator.

Welcome to the second quarter 2018 financial results conference call for SJW Group.

Presenting today are Eric Thornburg, Chairman of the Board, President and Chief Executive Officer, and James Lynch, Chief Financial Officer. For those who would like to follow along, slides accompanying these remarks are available on our website at www.sjwgroup.com.

Before we begin today’s presentation, I would like to remind you that this presentation and related materials posted on our website and the merger website may contain forward-looking statements. These statements are based on estimates and assumptions made by the company in light of its experience, historical trends, current conditions, and expected future developments, as well as other factors that the company believes are appropriate under the circumstances. Many factors could cause the company’s actual results and performance to differ materially from those expressed or implied by the forward-looking statements.

For a description of some of the factors that could cause actual results to be different from statements in this presentation, we refer you to the press release and to our most recent Forms 10-K, 10-Q, 8-K and S-4 filed with the Securities and Exchange Commission, copies of which may be obtained at our website.

All forward-looking statements are made as of today, and SJW Group disclaims any duty to update or revise such statements.

You will have the opportunity to ask questions at the end of the presentation.

As a reminder this webcast is being recorded and an archive of the webcast will be available until October 22, 2018. You can access the press release and the webcast at our corporate website.

I will now turn the call over to Eric.

Eric Thornburg:

Thank you, Suzy.

Welcome everyone and thank you for joining us. I am Eric Thornburg, Chairman, President, and CEO of SJW Group. I am very pleased to be joined by James Lynch, Chief Financial Officer of SJW Group and Palle Jensen, Executive Vice President of San Jose Water.

As Jim will discuss in greater detail later, SJW delivered strong results for the second quarter of 2018. We also achieved several key milestones that enable us to better serve our local customers and communities. For example,

•	the official opening event for our newly upgraded Montevina Water Treatment Plant;

•	the closing of the Deer Creek Ranch water system acquisition further expanding SJWTX’s presence in Texas; and,

•	the continued additions of 33 million to utility plant bringing our year-to-date total additions to over 50% of our 2018 target.

With those brief introductory remarks, Jim will now provide you with a detailed review and analysis of the Q2 results and other financial commentary. After Jim’s remarks, I will provide additional information on regulatory and other key business matters, including the progress of our proposed merger with Connecticut Water Service.

Jim?

James Lynch:

Thank you, Eric.

Our second quarter operating results reflect the positive impact of higher customer usage and rate increases in both California and Texas, partially offset by our cost of capital decision in California. We also experienced higher water costs due primarily to price increases and higher usage, which were partially offset by lower cost surface water production, and transaction costs incurred in connection with our proposed merger with CTWS.

Second quarter revenue was $99.1 million, a 2.9% decrease over the second quarter of 2017. Year to date, revenue was $174.1 million, a 1.8% increase over the same period last year.

Net income for the quarter was $12.9 million or $0.62 per diluted share. This compares with $18.7 million or $0.90 per diluted share for the second quarter of 2017. For the year, net income was $14.2 million or $0.68 per diluted share, compared to $22.4 million or $1.08 per diluted share in 2017.

The decrease in diluted earnings per share for the quarter was $0.28. Increased customer usage contributed $0.07 per share and rate increases contributed another $0.21 per share. These increases were offset by lower balancing and memorandum account revenue, primarily due to less dependence on our Water Conservation Memorandum Account or our WCMA, of $0.18 per share, merger costs incurred in connection with our CTWS transaction of $0.10 per share, and higher water production expenses of $0.08 per share, net of a $0.12 per share benefit due to increased surface water production. In addition, in 2017 we recorded a gain of $0.15 per share on the sale of real estate investments in the second quarter that did not recur in the second quarter of 2018.

Year-to-date diluted earnings per share decreased by $0.40. The net decrease was driven by many of the same factors as the quarter. Increased customer usage contributed $0.31 per share and rate increases contributed $0.46 per share. These increases were offset by lower balancing and memorandum account contributions of $0.42 per share, primarily due to the WCMA and the impact of the California Cost of Capital proceeding, merger related costs of $0.25 per share, higher water production expenses of $0.22 per share, net of an $0.18 per share benefit from increased surface water production, and an increase in depreciation and amortization costs of $0.12 per share. In addition, year-to-date 2017 earnings included the previously mentioned gain on sale of real estate investments.

Rate increases for the quarter and year-to-date resulted in $5.7 million and $11.8 million, respectively, of additional revenue. San Jose Water implemented a 4.2% general rate increase on January 1, 2018 as provided for in our 2015 California general rate case application. The Company also implemented a 3.4% rate increase, effective July 1, 2017 to recover a 10% increase in purchased water costs and ground water pump taxes implemented by the Santa Clara Valley Water District (or the District). Increased customer usage resulted in $1.8 million of additional revenue for the quarter and $8.1 million year-to-date. These increases were partially offset by a net $10.9 million and $17.4 million decrease for the quarter and year-to-date, respectively, in balancing and memorandum account revenue due to higher customer usage, implementation of the Tax Cuts and Jobs Act (or the Tax Act) and a lower return on rate base authorized in our cost of capital proceeding. Recall that the Company has been directed by both the California and Texas Commissions to pass the Tax Act benefits from regulated company activities to our regulated customers.

Water production expenses increased $1.1 million during the quarter and $5.0 million year-to-date. The increases were primarily due to increased customer usage of $1.7 million for the quarter and $4.3 million year-to-date, along with the previously mentioned cost increases by the District. The increases were partially offset by an increase in lower cost surface water production of $3.3 million and $4.6 million for the quarter and year-to-date, respectively, and the impact of cost recovery balancing and memorandum accounts of $1.2 million for the quarter and $700,000 year-to-date.

Other operating expenses increased $5.0 million for the quarter and $11.4 million year-to-date primarily due to payroll increases and higher depreciation. In addition, CTWS merger-related costs were $2.7 million for the quarter and $6.5 million year-to-date.

Other income and expense in the second quarter and first six months of 2017 included the pre-tax gain of $6.3 million on sale of 444 West Santa Clara Street Limited Partnership’s interests in the commercial building and land the partnership owned, and a pre-tax gain of $580,000 on the sale of undeveloped land which SJW Land Company owned. No similar real estate transactions occurred in 2018.

Turning to our capital expenditure program, we added $33.1 million in company-funded utility plant in the second quarter of 2018, bringing total company-funded additions year-to-date to $62 million.

Turning to liquidity, year-to-date 2018 cash flows from operations decreased approximately 20% over 2017. The decrease was the result of a $6.4 million in reduced tax receivables, a decrease in accrued water production expenses of $3.2 million, and a $3.0 million reduction in net income, after adjustments for non-cash items, and partially offset by an increase in general working capital of $1 million.

At the end of the quarter, we had $86 million available on our bank lines of credit for short term financing of utility plant additions and operating activities.

With that, I will stop and turn the call back over to Eric.

Eric Thornburg:

Thank you, Jim.

California’s water supply outlook remains positive for 2018 and adequate water supplies are available to meet our highest demand months this summer and fall. We remain under a call for 20% conservation from the Santa Clara Valley Water District, our local wholesale water supplier. With conservation becoming a true way of life in California, on May 31, 2018, Governor Edmund G. Brown signed into law Assembly Bill 1668 and Senate Bill 606. Both bills set an initial limit for indoor water use of 55 gallons per person per day by 2022 and further reduce the limit to 50 gallons per person per day by 2030. San Jose Water maintains a long tradition of promoting conservation and is committed to working with state officials and the California Public Utilities Commission on implementation details to assure its success.

San Jose Water continues to process its General Rate Case application with the California Public Utilities Commission. We remain on track to have a final decision in December 2018 and new rates starting on January 1, 2019.

San Jose Water held a successful opening event for our newly upgraded Montevina Water Treatment Plant. This $62M project employs state-of-the-art ultrafiltration membrane treatment technology and enhances San Jose Water’s ability to meet the region’s growing water supply challenges, ensure compliance with increasingly stringent drinking water regulations, and allow for the continued delivery of high quality, safe, and reliable water service to our customers. The opening was well attended by local elected officials, colleagues from the Santa Clara Valley Water District, as well as key business partners who were instrumental in its success.

Delivering safe, high quality water, and reliable water service while also protecting and preserving the environment are critically important and are the main reasons behind our undertaking of the Montevina Water Treatment Plant upgrades. Progressive and responsible environmental leadership is paramount to the business of providing water service and San Jose Water’s commitment extends back to its inception in 1866. Over the last 150 years, San Jose Water has actively worked to earn and cement our status as a leader amongst water utilities in ensuring water treatment, water quality protection, and water operations by:

•	building and operating North America’s first full-scale microfiltration plant;

•	utilizing industrial control systems to optimize energy and water resources;

•	deploying hydro-turbines and photovoltaic systems to enhance efficiencies and reduce its carbon footprint;

•	expanding the recycled water distribution system within Santa Clara County to maximize recycled water use and further stretch the region’s increasingly precious potable water supplies; and, finally,

•	receiving the prestigious Partnership for Safe Water Directors Award for five consecutive years, recognizing the company’s commitment to superior distribution water quality.

More recently, San Jose Water invested in satellite and acoustic sensing technology to discover underground leaks before they surface. The deployment of more than 2,000 acoustic sensors has already allowed us to identify, locate, and repair dozens of non-surfacing leaks to prevent property damage and minimize water loss. This technology, in combination with San Jose Water’s systematic main replacement and efficient leak response programs, should further reduce our non-revenue water that has averaged approximately 7% over the past five years.

San Jose Water is also completing a pilot project to test Advanced Metering Infrastructure or more commonly known as AMI or smart meters. AMI allows customers to easily track their water usage, more timely identify leaks and other abnormal usage patterns, and use water more efficiently. The implementation of this technology will enable utilities and its customers to meet the state’s conservation as a way of life objectives and we anticipate filing an application with the California Public Utilities Commission for its deployment in the future.

While significant progress has been made, we are committed to continuing our focus on sustainable solutions, employing innovative technologies, and providing steadfast environmental leadership to ensure that current and future generations have access to clean water and a healthy environment.

Turning to Texas and as previously reported, SJWTX, Inc., closed on the acquisition of the Deer Creek Ranch water system on July 3, 2018. The acquisition adds approximately 750 connections and increases SJWTX’s current customer count by about 5%. Importantly, SJWTX’s service area now extends into western Travis and northern Hayes Counties paving the way for future acquisition opportunities. We welcome Deer Creek Ranch customers to the SJWTX family and look forward to delivering safe, high quality and reliable water service to businesses and residents. With a diverse portfolio of water supplies, a growing wastewater business, and continued additions to customer base through organic growth and acquisitions, we remain optimistic about the prospects for SJWTX.

SJW’s success has and will continue to be measured by our ability to deliver safe, high quality, and reliable water service at reasonable rates. Connecticut Water Service, Inc. shares in this vision of success, which is one of the core reasons we have chosen to partner with them. Since the announcement of our merger in March, we have never wavered in our belief in the benefits of the combination.

In fact, we remain actively engaged with all of our stakeholders, spending time with mayors, council members, and other elected officials as well as regulatory agencies in California, Texas, Maine, and Connecticut to discuss the benefits of our combination and answer any questions. This includes working closely with the California Public Utilities Commission to answer their questions about our plans through an Order Instituting Investigation (or OII) approved by the Commission on July 12, 2018.

An OII is a fact-finding initiative for the Commission to gather information that will help it determine whether this combination is subject to its review and, if so, whether it is in the public interest. The Commission has committed to complete the OII within the next five months, and we look forward to providing the Commission more information through the OII.

SJW professionals operate two high quality water systems in economically vibrant and growing regions. We prudently invest capital to maintain our water systems, employ efficient and sustainable business processes, and provide exceptional customer service. We are confident over the long haul that our investments will contribute to lasting growth in profitability, earnings, and dividends to our shareholders.

With that, I will turn the call back to our operator.

Operator:

Ladies and Gentlemen, if you have a question at this time, please press the star and the number one key on your touchtone telephone. If your question has been answered or you wish to remove yourself from the queue, please press the pound key. Again that is star and then one to ask a question.

Our first question comes from Ryan Connors with Boenning and Scattergood. Your line is now open.

Ryan Connors:

Thank you, and thanks for taking my question. A couple questions on the merger transaction timeline – I think there’s a lot of confusion about exactly the key milestones are. I think everyone can understand the fundamental debate but there’s some confusion about the exact milestones and the timeline and timeframe over which this will come to a conclusion, so can you just kind of give a little bit of a brief synopsis of the key timeline milestones we need to be looking out for?

Eric Thornburg:

Absolutely, thanks for the question, Ryan. Well of course we require regulatory approval in both Connecticut and Maine, and those cases have been filed, and given the timelines there we would expect to receive regulatory approval in the fourth quarter, if not sooner, depending upon the circumstances. In California, as you know, they have opened up the order instituting investigation, and importantly, in that process, the Commission committed to a timeline that would result in a finding in December of the fourth quarter, so again, as consistent with our plans to close in the fourth quarter. And of course, we will require shareholder approval in both Connecticut and in California here with our SJW Group and so as soon as our proxy is definitive then we can begin counting votes and get towards the meeting to declare the vote complete. So we continue to be confident that we can close late in the fourth quarter.

Ryan Connors:

Ok, so you’re saying that once the regulatory approval is hopefully received, that’s when the proxy process will be pretty expeditious from there.

Eric Thornburg:

Well the proxy process is independent of the regulatory approval, so as soon as our proxy is declared definitive with our work with the SEC, then we can begin to solicit votes from our shareholders and Connecticut Water’s shareholders.

Ryan Connors:

Right, but the proxy can’t really be definitive until the regulatory hurdles are met, right?

Eric Thornburg:

Actually, it can, Ryan. In fact, we would expect that we’re very close to being definitive now.

Ryan Connors:

OK, great. So late fourth quarter for an actual proxy meeting and vote. The other question was obviously a significant part of the stock on both sides is held by passive investors in this day and age. I mean, have you been contacted or what can you tell us about the process in terms of the institutional shareholder services and those types of groups. I mean, have you been in touch with any of them or have they reached out in doing their independent assessment to help advise some of the passive investors? Or how is that part of the process working?

Eric Thornburg:

Ryan, as soon as we go definitive, then we can begin to actually meet with institutional investors and begin to make our case for that. And we will also be presenting to ISS, and they will make their recommendation on the vote for both companies’ shareholders. I will say that, not long after we announced the transaction, we did some roadshows and we got really outstanding reception to the combination and the potential for the combination between the two companies. So lots of strong support was voiced to us at that time, but we’re really anxious to get and out to begin the solicitation process.

Ryan Connors:

Great, well that’s really helpful information, and thanks for your time this afternoon.

Eric Thornburg:

Ryan, I might also remind you that we do have a voting agreement with 16% of the shares of SJW’s stockholders, so we’ve already got 16% committed to the transaction.

Ryan Connors:

Got it, that’s a good piece of information. Thank you.

Eric Thornburg:

Thank you, Ryan.

Operator:

Next question comes from Michael Gaugler with Janney. Your line is now open.

Michael Gaugler:

Good morning, everyone.

Eric Thornburg:

Good morning, Michael.

Michael Gaugler:

I guess I’ll start with a housekeeping item first. Going forward, 2.5 million a quarter for CTWS expenses. Is that a good guess?

James Lynch:

Yeah, the expenses – Michael, this is Jim. The expenses are going to kind of ebb and flow as we go through the different parts of the transaction. I think that this next phase, going into Q3, we’re going to be doing primarily our S-4 filing and we’re going to then be going to our shareholders and so, kind of looking out, we haven’t estimated what the total expenses are going to be from the transaction, just because we’ve got a number of professionals that are helping us through this process. Ad so, I think that, without giving a number to look at going forward, I think you can expect the expenses we pay on the transaction to be the normal customary ones that you would expect.

Michael Gaugler:

Okay. One more then on the merger, referencing back to your slides, the CPUC OII. Given this is not a California utility being merged with or purchased, it certainly seems like it would be outside their jurisdiction to review. What’s the basis for their review?

Eric Thornburg:

Thank you for that question, Michael. You know, when we began this process, we did rely on historic precedent, and did not expect that the Commission would assert any jurisdiction in this case, but it was clear that the Commission had questions, some of those questions were being raised by interlopers, and so we work with the California Public Utility Commission. To their great credit, they’ve chosen this OII process, which is a great way to do some fact-finding, and we will be sharing the exact same information that we will be sharing in Connecticut and Maine with our California regulators. Highly confident that they will reach the same conclusion that this is really a great transaction for our customers, our communities and our shareholders as well – and so we’re pleased with the OII process, with a December end date.

Michael Gaugler:

OK. Well one last one, since you mentioned it in your slide as well. The acoustic leak detection roll out. I cover Mueller also, and so does Ryan, I believe. So I’ll ask, how’s it been working out versus your original expectations?

Eric Thornburg:

I’ll tell you what, Michael, we are really excited about this. We plan to deploy more. We got them, like I said, just 2,000 out there now, and these devices listen to the distribution system at night when the usage is down, and like I said we have found leaks that have yet to surface. And so we avoid the more catastrophic failures and the cost of repaving streets to a greater extent, and of course, saving precious water that is a significant operating expense for us when we buy water from Santa Clara Valley Water District. So very enthusiastic about the technology.

Michael Gaugler:

Maybe you can point that out to the regulator when you go in for your next ROE discussion.

Eric Thornburg:

It’s a great performance metric, no question. 7% or less, that’s got to be one of the lowest non-revenue water use rates in the country.

Michael Gaugler:

Awesome. That’s all I had, guys. Thanks.

Eric Thornburg:

Thank you, Michael.

Operator:

At this time, I’m showing no further questions. I’d like to turn the call back to Eric for closing remarks.

Eric Thornburg:

Well again, thank you for participating in our call today. We value your input. We look forward to sharing with you our successes in the future. And we appreciate the support of SJW Group. Take care now.

Operator:

Ladies and gentlemen, thank you for your participation in today’s conference. This does close our meeting. You may now disconnect. Everyone have a great day.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the proposed business combination transaction between SJW Group and Connecticut Water Service, Inc., (“CTWS”) may not be satisfied or waived, including the risk that required approvals from the security holders of each party to the proposed transaction are not obtained; (2) the risk that the regulatory approvals required for the proposed transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the proposed transaction; (6) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each party to consummate the proposed transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or CTWS; (8) the ability of SJW Group and CTWS to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the proposed transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the proposed transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the registration statement on Form S-4 filed by SJW Group with the Securities and Exchange Commission (“SEC”) on April 25, 2018 in connection with the proposed transaction, as amended by that Amendment No. 1 to

Form S-4 filed with the SEC on June 7, 2018 and that Amendment No. 2 to Form S-4 filed with the SEC on June 25, 2018, CTWS’s quarterly report on Form 10-Q for the period ended March 31, 2018 filed with the SEC on May 9, 2018 and SJW Group’s quarterly report on Form 10-Q for the period ended March 31, 2018 filed with the SEC on May 8, 2018.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to CTWS’s overall business and financial condition, including those more fully described in its filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017 and SJW Group’s overall business, including those more fully described in its filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither CTWS or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements except as required by law.

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In response to the tender offer for all the outstanding shares of common stock of SJW Group commenced by California Water Service Group (“California Water”) through its wholly owned subsidiary, Waltz Acquisition Sub, Inc., SJW Group has filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on June 15, 2018, as amended by that Amendment No. 1 to Schedule 14D-9 filed with the SEC on June 26, 2018. Investors and shareholders of SJW Group are urged to read the solicitation/recommendation statement on Schedule 14D-9 and other documents that are filed or will be filed with the SEC carefully and in their entirety because they contain important information. Investors and shareholders of SJW Group may obtain a copy of these documents free of charge at the SEC’s website at www.sec.gov. These materials are also available free of charge at SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. In addition, copies of these materials may be requested from SJW Group’s information agent, Georgeson LLC, toll-free at (866) 357-4029.

ADDITIONAL IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between SJW Group and CTWS, on April 25, 2018, SJW Group filed with the SEC a registration statement on Form S-4, as amended by that Amendment No. 1 to Form S-4 filed with the SEC on June 7, 2018 and that Amendment No. 2 to Form S-4 filed with the SEC on June 25, 2018, that includes a joint proxy statement of SJW Group and CTWS that also constitutes a prospectus of SJW Group. These materials are not yet final and may be amended. SJW Group and CTWS will also each file a GREEN proxy card with the SEC, and SJW Group and CTWS may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, registration statement on Form S-4 or any other document which SJW Group or CTWS may file with the SEC. Investors and shareholders of SJW Group and CTWS are urged to read the registration statement on Form S-4, the joint proxy statement/prospectus and all other relevant documents that are filed or will be filed with the SEC, as well as any amendments or supplements to these documents, carefully and in their entirety because they contain or will contain important information about the proposed transaction and related matters. Investors and shareholders of SJW Group and CTWS may obtain free copies of the registration statement on Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and CTWS through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by SJW Group are available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations. Copies of documents filed with the SEC by CTWS are available free of charge on CTWS’s investor relations website at https://ir.ctwater.com/.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

SJW Group, CTWS and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of SJW Group and CTWS securities in respect of the proposed transaction. Information regarding SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Information regarding CTWS’s directors and officers is available in CTWS’s annual report on Form 10-K for the fiscal year ended December 31, 2017, and its proxy statement for its 2018 annual meeting dated April 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus and other documents filed with the SEC by SJW Group and CTWS. These documents are available free of charge from the sources indicated above.